FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 18, 2018

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Invests in Online Service YouDo

September 18, 2018

Moscow, Russian Federation — MTS PJSC (the “Company” — NYSE: MBT, MOEX: MTSS), the leading telecommunications operator and digital service provider in Russia, announces the acquisition of a 13.7% stake for USD 12 mln in Youdo Web Technologies Limited (Cyprus), the owner of YouDo, one of the largest Russian online service providers matching freelance labor demand and supply for everyday and business tasks.

The acquisition of a stake in YouDo is aimed at further diversifying MTS business and entering the online marketplace for matching supply and demand for assistance with everyday tasks. The agreement was signed under the latest fundraising round of YouDo where MTS became the lead investor. The raised funds will be used to expand the geography of the business, launch new service categories, carry out a federal advertising campaign, as well as further automate the services offered.

Alexander Gorbunov, Vice President, Strategy and Development, MTS, commented, “YouDo is a rapidly growing business in the promising market of virtual “labor exchange”. We expect that the integration of YouDo into the ecosystem of MTS partners will lead to long-term mutually beneficial cooperation. MTS can deploy full range of its resources and competencies to accelerate YouDo’s geographical expansion and substantially increase the efficiency of its digital marketing, both of which will enable the company to maintain high revenue growth rates.”

Alexey Gidirim, co-founder of YouDo.com, commented, “Partnership with MTS is not just a financial transaction, but also allows us the access to MTS’s huge audience and expertise. We believe that this investment will further accelerate and improve our business development. Together we will be able to provide unique services and quickly scale them across a wide geography.”

YouDo Group is the leader in the labor exchange market for cleaning, repair, freight, courier delivery and other services in the C2C and B2B segments. The service has 5 mln registered users, over 800,000 of which are verified users. YouDo operates in Moscow, St. Petersburg, Nizhny Novgorod, Kazan and Yekaterinburg. About 30% of orders are virtual and placed and executed anywhere in the world.

YouDo.com service is available on its eponymous website (https://youdo.com ), as well as through mobile apps for Android and iOS platforms. The user just needs to publish a task, advertise the offered reward, and select their preferred contractor from those that offered their services. All contractors are screened by the platform and evaluated by users, which guarantees high quality standards of provided services.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile, fixed-line and digital services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, and

Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: September 18, 2018